FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, May 9, 2016

FAIRFAX DONATES $1 MILLION FOR FORT McMURRAY DISASTER RELIEF

Fairfax Financial Holdings Limited (TSX:FFH and FFH.U), recognizing that the situation in Fort McMurray is the worst natural disaster in Canadian history, is increasing its initial $200,000 donation to the Canadian Red Cross to $1,000,000, exclusively for the services the Red Cross is providing for relief from that disaster.

“Some 80,000 residents of Fort McMurray are enduring displacement from their homes and will have to begin rebuilding their homes and their lives after this devastation.  Canadians have a long history of supporting each other in time of need, and we want to stand among all those Canadian individuals and Canadian companies who are extending themselves to provide support to the residents of Fort McMurray,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

“As Canadians, we need to do our part to help the tens of thousands of dislocated families across the Fort McMurray area.  Besides the Fairfax group’s financial contribution, Northbridge has catastrophe response teams on the ground in Alberta actively working with the residents of the affected areas to get them immediate shelter and relocation assistance,” said Silvy Wright, Chief Executive Officer of Northbridge.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development, at (416) 367-4941